599 LEXINGTON AVENUE

NEW YORK, NY 10022-6069

+1.212.848.4000

December 10, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Ms. Christina Chalk

Re:	Altice USA, Inc. Schedule TO-I/A Filed December 3, 2020 File No. 5-90339

Dear Ms. Chalk:

On behalf of our client, Altice USA, Inc. (“Altice” or the “Company”), we hereby acknowledge receipt of the comment letter dated December 7, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I/A (the “Schedule TO-I/A”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff comment in bold-face type below, followed by the Company’s response.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I/A (“Amendment No. 2”) together with this response letter.

Responses to Staff Comments

Exhibit (a)(1)(A)

Schedule TO-I – Item 10. Financial Statements

1.	We note your response to comment 1 in our prior comment letter dated November 30, 2020. Revise to quantify the impact of the offer on the metrics listed in your narrative, assuming both the minimum and maximum number of shares that could be purchased.

SHEARMAN.COM Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

December 10, 2020

Response: In response to the Staff’s comment, the Company has amended and restated Section 17 of the Offer to Purchase in its entirety as follows:

“17. Financial Information.

The consummation of the Offer will have the following effect on the Company’s financial statements:

(a) the Company’s cash on hand will decrease, and the Company’s liabilities under its existing CSC Revolving Credit Facility will increase, by the respective amounts of cash used or borrowings made to fund the Offer and related fees and expenses (approximately $2.5 billion, if the Offer is fully subscribed);

(b) total stockholders’ equity will decrease by the amount of funds used to pay for the shares of Class A common stock acquired in the Offer and fees and expenses ($2.5 billion if the Offer is fully subscribed) incurred in connection with the Offer;

(c) the number of outstanding shares of Class A common stock of the Company will be decreased by the number of shares acquired in the Offer (77,519,379 if the Offer is fully subscribed at the minimum Final Purchase Price of $32.25 per share and 69,444,444 if the Offer is fully subscribed at the maximum Final Purchase Price of $36.00 per share); and

(d) earnings/loss per share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in shares of Class A common stock outstanding. On a pro forma basis, for the nine months ended September 30, 2020, earnings per share would increase by $0.03 if the Offer is fully subscribed at the minimum Final Purchase Price of $32.25 per share and $0.02 if the Offer is fully subscribed at the maximum Final Purchase Price of $36.00 per share.”

*****

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (212) 848-7333.

Sincerely,

/s/ Richard B. Alsop
Richard B. Alsop

cc:	Michael Olsen, Altice USA, Inc.
Mathew Bazley, Altice USA, Inc.